Mail Stop 3561
                                                             February 9, 2018

Via E-Mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 East Gray Rd., Suite 103
Scottsdale, AZ 85260

       Re:     Northsight Capital, Inc.
               Form 10-K for the Year Ended December 31, 2016
               Filed April 17, 2017
               File No. 000-53661

       We issued comments 7, 8 and 9 to you related to the above captioned filing on November
22, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 23, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.


                                                             Sincerely,

                                                             /s/ James Lopez
(for)

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of
Beverages,
                                                             Apparel and Mining

CC: John G. Nossiff, Esq.
    The Nossiff Law Firm, LLP